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June 30, 2016

VIA EDGAR AND OVERNIGHT COURIER

Erin E. Martin

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7561

Re:	China Rapid Finance Limited Amendment No. 4 to Draft Registration Statement on Form F-1 Submitted March 7, 2016 CIK No. 0001346610

Dear Ms. Martin:

This letter is being submitted by China Rapid Finance Limited (the “Company”) as a supplement to certain responses in the letter the Company submitted on March 7, 2016 in response to the comments received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) in the letter dated February 18, 2016 regarding the Company’s draft registration statement on Form F-1 confidentially submitted to the SEC on December 28, 2015 and in the letter the Company submitted on May 6, 2016 in response to the comments received from the Staff of the SEC by the letter dated April 19, 2016 regarding the Company’s draft registration statement on Form F-1 confidentially submitted to the SEC on March 7, 2016 (the “Registration Statement”).

The numbered paragraphs below correspond to certain numbered comments in the Staff’s letters dated February 18, 2016 and April 19, 2016, the responses to which are being supplemented by this letter. The Staff’s comments are presented in bold. For the convenience of the Staff, we are also sending, by overnight courier, three copies of this letter in paper format.

Staff’s Comment Letter Dated February 18, 2016

Summary of Historical Financial Information of our Company, page 13

4.	We note you disclose and discuss “gross transaction and service fees” on pages 13, 15, 73 to 76, 78, 79, 87 to 89, 103 and on the Unaudited Interim Consolidated Statements of Comprehensive Income before “Revenue” line items. We also note description (4) on page 15 that this amount represents the revenue line without customer acquisition incentives. Please address the following:

•	Revise your presentation of the “gross transaction and service fee” and “customer acquisition incentive” line items to comply with the guidance in ASC 605-45-50-1;

ORIGINAL RESPONSE: In response to the Staff’s comment, the Company has revised its presentation to change “gross transaction and service fee” to “gross billings on transaction and service fees” and have changed the “customer acquisition incentive” line items to comply with the guidance in ASC 605-45-50-1 throughout the Revised Draft Registration Statement.

Follow-up questions from the June 1, 2016 call:

•	We do not agree with the provision of non-GAAP information on top of revenue.

RESPONSE: The Company will not record gross billings on transaction and service fees and customer acquisition incentives above revenue on the face of the Statement of Comprehensive Income, but will revise its presentation to report such line items parenthetically in the Statement of Comprehensive Income.

Staff’s Comment Letter Dated April 19, 2016

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Key Operating and Financial Metrics, page 76

6.	We note from your table that all your key operating and financial metrics significantly increased in 2015. For example, lifestyle loans volume increased by 18%, however, gross billings on transaction and service fee increased only by 9%. We also note your discussion on pages 76 to 80 of your results of operations including certain negative trends such as the decrease in average rate of transaction fee by 2% due to better credit quality borrowers and different loan product mix, and $0 revenue related to consumption loans because of cash incentives in 2015. You also state that your repeat borrowers tend to increase their loan sizes with each subsequent loan and your repeat borrower rate went from 10% in 2014 to 65% in 2015. Please revise to discuss the following in your disclosures:

•	Why gross billings and revenue didn’t increase by the same rate or more as the increase in volume of lifestyle loans considering the significant increase in repeat borrowers and average account management fee increase from 2014 to 2015;

ORIGINAL RESPONSE: In response to the Staff’s comment, the Company has revised its disclosure on pages 15, 74, 76 and 77 to separately disclose gross billings in the form of transaction and service fees for lifestyle loans and consumption loans. The Company has also revised its disclosure on pages 90 and 91 to further explain the increase in gross billings and revenue. As revenue from the transaction fees constitute a substantial part of the fees associated with lifestyle loans, the impact of the increase in account management fees did not cause the gross billings and revenue to increase proportionately. Moreover, as of December 31, 2015, repeat borrowers on the Company’s platform were predominantly consumption loan borrowers, and although these borrowers subsequently borrowed consumption loans with higher principal amounts after their initial consumption loans, they had not yet been upgraded to borrow lifestyle loans on the Company’s platform. As the fee rate and loan size are much lower for consumption loans as compared to lifestyle loans, gross billings and revenue did not increase proportionally with the increase in number of repeat borrowers or increase in average account management fee.

Follow-up questions from the June 1, 2016 call:

•	Why did gross billing not increase by the same rate or more as the increase in lifestyle loans as shown on page 74?

RESPONSE: The Company advises the Staff that the 2014 gross billings on transaction and service fees was composed of transaction fees of US$57.6 million and account management fees of US$2.7 million, while the 2015 gross billings on transaction and service fees was composed of transaction fees of US$53.7 million and account management fees of US$6.9 million. Transaction fees as a percentage of loan volume decreased from 16.5% in 2014 to 13.1% in 2015 as a result of improved borrower quality and loan mix. However, the average transaction fee of 14% disclosed on page 79 of the Registration Statement differs from 13.1% because this represents the weighted average transaction fees for all of the different lifestyle loans offered by the Company to borrowers in different risk categories and there is also an element of rounding. Even though the Company’s account management fee increased from 0.8% of loan principal to 1.6% of loan principal, as the majority of gross billing and revenue on lifestyle loans came from transaction fees, the gross billing and service fee for lifestyle loans did not increase proportionate to the increase in loan volume.

Key Factors Affecting Our Results

Average Annual Investment Return, pages 77-78

7.	We have reviewed your response to comment 7 and note your disclosure of the average annual investment return on your marketplace throughout the filing. Given the difference in costs included in the calculation of the annual investment return by loan product, for example the Safeguard Program fee, please expand the disclosures to separately disclose the average annual investment return on lifestyle loans and consumption loans for the years ended December 31, 2013, 2014 and 2015.

ORIGINAL RESPONSE: In response to the Staff’s comment, the Company has revised its disclosure on pages 78 and 114.

Follow-up questions from the June 1, 2016 call:

•	Given the difference in cost included in the calculation of annual investment return, please provide supplemental discussion how the annual investment return for lifestyle loans and consumption loans are calculated.

RESPONSE: The Company advises the Staff that it calculates annual investment return for each investor on individual basis. For lifestyle loans, annual investment return is calculated as total interest income received by the investors, less account management fees paid to the Company by the investors, less subsequent contributions to the Safeguard Program born by the investors, all divided by the investors’ weighted average balance of lending capital. For consumption loans, annual investment return is calculated as total interest income received by the investors, plus customer acquisition incentives given to investors, less account management fees paid to the Company by the investors, less credit losses from consumption loans born by the investors, all divided by the investors’ weighted average balance of lending capital. The annual investment return that the Company disclosed on page 78 and 114 of the Registration Statement represents average investment return of all lifestyle loan investors and consumption loan investors, respectively.

Critical Accounting Policies

Revenue Recognition, page 83

11.	We have reviewed your response to comment 10 including the legal agreements related to the lifestyle loans and consumption loans. We also note your disclosure on page 120 and response to comment 13 that investors of consumption loans may lend under Haidong’s name, your micro-credit subsidiary that also funded consumption loans on your behalf during 2014 and 2015. Please address the following:

ORIGINAL RESPONSE: With respect to the Staff’s comment above, the Company provides the following response, which is segmented according to the bullet points included in the Staff’s comment:

•	Expand the disclosure on page 83 to state the legal rights or obligations the company, the borrower and investor have related to the noted legal agreements similar to your responses to the bullet points in your response including a description of the obligation in Article 3.13 of the Lifestyle Loan Investor Service Agreement.

In response to the Staff’s comment above, the Company has revised its disclosure on pages 85 and 87.

•	Tell us the amount of consumption loans where the investor lent directly to the borrower compared when the investor lent under the name of your micro-credit subsidiary.

In the year ended December 31, 2015, US$14.9 million of consumption loans were lent directly to borrowers by investors as compared to US$351.4 million of consumption loans that were lent to borrowers by investors under the name of Haidong in that same period.

•	Explain in greater detail how you determined that consumption loans lent in Haidong’s name should not be recorded on your balance sheet considering the loans are issued in your subsidiary’s name, it’s business is to lend and the legal rights of your subsidiary described in Chapters 2, 5 and 6 of the consumption loan agreement.

The Company respectfully advises the Staff that pursuant to the Consumption Loan Investor Service Agreement, the investors authorize the Company to enter into loan contracts with borrowers on their behalf. When Haidong enters into a loan agreement with a borrower on behalf of an investor, it is carrying out the instructions of such investor pursuant to the Consumption Loan Investor Service Agreement, which includes assisting such investor with the transfer of its funds to a designated borrower. The debtor-creditor relationship is established between the borrower and the investor, not between the borrower and Haidong. The Company has been advised by its PRC counsel that, according to the relevant PRC laws and regulations, the investor is the true and effective lender and the Company is not the originator of the loan. The investor, being the originator of the loan, is entitled to all the rights and obligations of a lender under the loan contract pursuant to Article II(3)(3) of the Consumption Loan Investor Service Agreement. The Company is not legally entitled to the future economic benefits of the loan.

When the funds are deposited into an account under the name of Haidong, the amounts received by the Company but not yet lent to the borrowers are recognized on the balance sheet as an asset and are recorded as “Funds held by third party payment companies.” A corresponding payable to the investors is recorded until the funds are lent to borrowers. Transferring the cash to the borrower represents the Company’s performance of its obligations as an authorized agent and the investor is deemed to have transferred the loan principal to the borrower pursuant to the Consumption Loan Investor Service Agreement. As the Company is not entitled to the returns on the loans and does not have legal rights over the loan receivables, the transfer of funds at loan inception is a “withdrawal” by the investor and the Company is relieved from any further obligation to repay the investors upon such transfer. Therefore, once funds are lent to the borrowers by the investors through Haidong, the Company derecognizes the corresponding payable liability amount from its balance sheet and it does not record the loans on its balance sheet.

Follow-up questions from the June 1, 2016 call:

•	Please further describe why the Company has determined it is not the originator of the loan given that the consumption loan borrower agreement is entered into under Haidong’s name?

RESPONSE: In response to the Staff’s above Comment, the Company provides the following supplementary response:

The Company enters into the Consumption Loan Investor Service Agreement with each investor of consumption loans. This agreement provides for the Company to legally act as a proxy for these investors under power of attorney. The investors can take advantage of the Company’s Predictive Selection Technology (“PST”) and the Company’s capability to select qualified borrowers so that the investors can achieve reasonable returns. However, as the consumption loans are offered to a mass population in small denominations, the investors usually want to remain anonymous and do not wish to reveal their identities. Accordingly, the investors require the Company to act as a proxy and enter into the loan agreement with the borrowers on behalf of the investors. Even though the Borrower Agreement does not specify that Haidong is acting as a proxy on behalf of the investors, the Company’s PRC legal advisor has opined that “as one of the key characteristics of an anonymous agency, the agreement/contract is signed directly by the agent and the third party where the identity of the principal will not be disclosed and the third party is not aware that the other signing party is the agent…Nevertheless, regardless of whether the borrower is aware or not, it shall not change the fact that Haidong is the agent of the investor.” As concluded by the Company’s PRC counsel, the Company would not be the loan originator of these loans. In the event of bankruptcy, these loans do not form any part of the Company’s liquidation assets. Therefore, the Company does not consider that these loans belong to Haidong legally, nor do they meet the definition of financial assets under US GAAP. Given that the Company is merely the agent or proxy of the investors, it does not bear any risk and it has no title to the returns (only the service fees). Accordingly, Haidong is not the loan originator under PRC law and therefore there is no transfer accounting involved. A copy of the legal opinion obtained from the Company’s external PRC counsel has been confidentially provided to the Staff.

The loan origination process for consumption loans is fully automated. Once the investors sign the Investor Agreement with the Company and made their funds available for lending, the Company uses its PST to identify qualified borrowers from its large database. The borrowers are randomly matched to the investors based on the timing and level of funds available for lending. Neither the Company nor the investors have an option to manually select borrowers. Once a borrower decides to accept the loan and agrees to the loan contract electronically by clicking “confirm” on the mobile device, as instructed by the investors under the Investor Service Agreement, the Company then wires the investor’s funds to the borrower. The consumption loan, between the Investor and the borrower, is legally effective once the funds are successfully transferred to the borrower’s account.

•	Why did the Company make incentive payments to its investors? It significantly impacts the Company’s profitability and it seems to be acting beyond just an agency relationship.

RESPONSE: The Company provides cash incentives to investors when they fund loans to first-time borrowers of consumption loans. This is used as a marketing tool by the Company to encourage investors to participate in the Company’s program and allow the Company to act as the investors’ agent and proxy to make loans on investors’ behalf in exchange for fees, as well as reduce the amount of fees and interest that the investors would otherwise demand in exchange for being exposed to riskier first-time borrowers (which in turn allows for the Company to retain more of these payments as a fee). Cash incentives are not offered to investors as a protection from credit loss. The significant amount of cash incentive payments made in 2015 was primarily due to the high volume of new borrowers during the Company’s start-up stage. The Company is not obligated to find new borrowers and no incentive payments would need to be paid if there are no new borrowers being matched with the investors. However, as a matter of business practice, the Company does continue to seek new borrowers to grow the overall program, subject to availability of investors’ funds to lend, and therefore the Company does continue to pay cash incentive payments. As the borrower base broadens and the percentage of new borrowers to repeat borrowers reduces, the Company expects the proportion of incentive payments as compared to fees earned to also significantly come down and it will be able to generate sufficient revenue to achieve profitability. For the incentive amounts deferred as of December 31, 2015, the balance has been fully recovered in the first three months of 2016 from repeat borrowing of consumption loans. Further, the Company’s business plan is not only to facilitate larger-amount, longer-term consumption loans to repeat consumption loan borrowers to generate more revenue, but eventually to convert some of the consumption loan borrowers to borrow lifestyle loans. As currently the average size of lifestyle loans is approximately US$10,000 and the average transaction fee percentage is above 10%, even assuming a small percentage of consumption loan borrowers borrow lifestyle loans, the Company will be able to generate significant additional revenue that provides a further business reason to continue to offer the initial cash incentive payments. As a marketplace player, the Company is motivated to attract investors onto the platform in order to generate more fees.

•	With regards to the incentive payments, please explain how option 2 is different from option 1 as stated under the article about incentives in the Agreement.

RESPONSE: In Article VI(4) of the Consumption Loan Investor Service Agreement, the investors are given the option to elect how they would like to be paid for the incentive payments earned. Up to December 31, 2015, all investors had selected “option 2” whereby the incentive payments are settled by the Company and become part of the investor’s overall pool of funds available and, thus, can be used by such investor to be lent to other consumption loan borrowers. Incentive payments to which an investor is entitled are deposited into such investors’ lending fund account under “option 2,” and are included as part of such investors’ pool of funds available for lending. This is considered full satisfaction of the Company’s obligation to pay the incentive payments. The investors may experience credit losses from subsequent consumption loans entered into with these funds, just like any other invested amounts, and the Company has no responsibility to cover any such losses. Further, the amount of the incentive payments are fixed amounts and are not contingent upon either repayment or default by the borrower. Therefore, the incentive payments are not considered to be offering any type of protection to the investors by the Company.

Safeguard Program, pages 84-85

13.	We note your response to comment 15 that the Safeguard Program contributions are not refunded, however, if a lifestyle loan borrower were to repay in full early than you will give them an early-repayment credit from the Safeguard Program. Please tell and revise your filing to disclose this feature, how it is accounted for (e.g., a cash incentive netted against revenue or expense related to the release of the liability), whether the investor would also receive a refund for the portion of the Receivable they had repaid along with the forgiveness of any outstanding receivable, and the amount of early-repayment credits made during the three years presented. Please also explain how you have the authority to provide a borrower with an early-payment credit funded from the Safeguard Program contributions, if the cash in that account is legally restricted to the benefit of investors.

ORIGINAL RESPONSE: The Company respectfully advises the Staff that, according to the Lifestyle Loan Borrower Service Agreement Article II (4)(2), if the borrower makes an early repayment, the Company’s subsidiary that manages the Safeguard Program, Shanghai Shouhang, will reward the borrower with a “performance bonus” (i.e., early repayment credit). Although the Lifestyle Loan Borrower Service Agreement does not explicitly specify whether this early repayment credit should be paid from the Safeguard Program, the Lifestyle Loan Borrower Service Agreement provides that the borrower shall pay a charge for the use of the credit risk evaluation tool to Shanghai Shouhang, which is the only charge or fee collected by Shanghai Shouhang from the borrower and represents the upfront contribution by the borrower to the Safeguard Program. Accordingly, the early repayment credit represents a refund by Shanghai Shouhang of the charge for the credit risk evaluation tool that Shanghai Shouhang would otherwise contribute to the Safeguard Program. Therefore, the Company is legally entitled to provide the early-repayment credits from the Safeguard Program contributions made by the borrowers. Therefore, when there is an early repayment, the entire stand-alone liability initially recorded for that particular loan is released and the impact of the released is then offset by the early repayment credits paid and the setup of a contingent obligation, if necessary, in the same revenue line item as other movements of the Safeguard Program balances. The Company’s PRC counsel has concurred with this analysis.

The Safeguard Program contributions are primarily determined based on the estimated loss of each loan. When a borrower repays the loan in full much earlier than the original term, the investor is released from credit risk and the overall credit risk for these types of loans are considered to be lower than expected as these borrowers demonstrate good credit performance. The offer of an early repayment credits from the upfront contribution made by the borrower at loan initiation is to encourage the borrowers to repay the loan as soon as they have sufficient funds, which in turn helps the borrowers to build a better credit history and also to reflect the adjusted credit risk. There are no similar provisions in the Lifestyle Loan Borrower Service Agreement with the investors. The investors are not entitled to any refund from the subsequent contributions made in any event. The amount of early-repayment credit was US$401,000, US$922,000 and US$591,000 during the years ended December 31, 2013, 2014 and 2015, respectively.

The Company has revised its disclosure on page 88 accordingly.

Follow-up questions from the June 1, 2016 call:

•	Please provide the journal entries explain how the impact of the Safeguard Program balances are recognized.

RESPONSE: The Company prepared a set of journal entries for illustrative purposes. Please refer to the journal entries as submitted confidentially to the Staff for further details.

As the loan is repaid early, the standalone liability recorded on the date of inception is released to the Statement of Consolidated Income under the line item titled “net changes from safeguard program.” The corresponding portion of the Safeguard Program receivable is also reversed through the same line item in the Statement of Consolidated Income as future contributions are not collected. Revenue for management of the Safeguard Program is recorded up to the date of the repayment and is included in the financial statement under the line item titled “Transaction and service fees.”

For Safeguard Program contributions already received and deposited into the restricted cash account, although the standalone liability for fully repaid loans is released, the Company expects that they will be used for future Safeguard Program payouts. Therefore, the Company will assess the contingency for future payouts in relation to the existing loans and may set up a contingent liability in addition to the standalone liability if necessary, by debiting its income statement under the same line item called “net changes from safeguard program.” This line item is currently not presented in the Statement of Consolidated Income as the net change from the Safeguard Program is zero other than the profit margin recognized under transaction and service fees.

15.	We note your disclosure that at loan inception you record a payable for the Safeguard Program measured at fair value and subsequently you measure the payable in a combination of two components that you refer to as the ASC 460 component and ASC 450 component. You state that the ASC 460 component is determined on a loan-by-loan basis, whereas, the ASC 450 component is determined on a pool basis. Please explain how you determined that the unit of account was different at initial recognition than subsequent measurement (i.e. loan-by-loan basis compared to both loan-by-loan and pool basis). We note that ASC 460-10-25-2 and ASC 460-10-30-3 states that at initial measurement you consider both the noncontingent and contingent aspect of the guarantee and your response to comment 20 states that each lifestyle loan facilitated on the platform and the related Safeguard guarantee represents a stand-alone arrangement.

ORIGINAL RESPONSE: The Company respectfully advises the Staff that it accounts for the Safeguard Program liability on a loan-by-loan basis. At the inception of each loan, the Company records a stand-alone liability. It monitors the stand-alone liability and also considers the contingent obligation to make payments under ASC 460-10-25-2. In addition, the Company evaluates the sufficiency of its liability in subsequent periods by considering the historical and expected loss experience on similar loans in its portfolio. The Company utilizes those assumptions to determine incurred losses, and if it exceeds the liability under ASC 460, the excess amount is recorded as an additional liability.

Follow-up questions from the June 1, 2016 call:

•	Please explain why the unit of account or unit of valuation is different at initial recognition versus subsequent measurement. There is no bifurcation required for the contingent and non-contingent pieces of the guarantee.

RESPONSE: The Company confirms that there is no change in unit of account or valuation for its Safeguard Program from the loan inception stage to subsequent periods. At loan inception, the Company evaluates the standalone liability by using its scoring technology, and taking into account all the information it has regarding the borrowers, in order to determine their appropriate score categories. The borrowers with similar patterns, trends, risk characteristics, etc. are categorized together as they are believed to have a similar expected loss rate. Based on the Company’s credit assessment technology and the actual historical loss rates of each category, the Company can estimate the fair value of the standalone liability for each loan.

In subsequent periods, the Company evaluates the guarantee liability using the same method at loan inception, by taking into account both the standalone liability as well as any additional liability necessary to be booked because of the contingency for future payouts.

The Company classifies the loans into performing loans and delinquent or non-performing loans. For delinquent loans, the Company estimates the ultimate cash payouts for each loan individually and a contingent liability is set up in addition to the original liability booked at loan inception. For performing loans, the Company puts the homogenous loans into score categories (the same way as it evaluates the loss rate at loan inception), and evaluates the expected payout based on actual loss experience of each category and considers if additional liability is required as compared to the original standalone liability booked. Although loans in the same category are evaluated in aggregate, the loss rate (and the amount) can be applied (or allocated) to each individual loan.

Therefore, the Company confirms that there is no change in the unit of accounting or the unit of valuation at inception and in subsequent periods.

16.	You state that you recognize a Safeguard Program receivable at loan inception if the investor has opted into the Safeguard Program. Please address the following:

•	Tell us how you considered the fact that all the revenue from the investor is contingent as described in your response to comment 7 when recording a receivable from the investor for the Safeguard Program.

ORIGINAL RESPONSE: With respect to the Staff’s comment above, the Company provides the following response, which is segmented according to the bullet points included in the Staff’s comment (please note that the second and third bullets are answered together):

The Company respectfully advises the Staff that in determining whether a receivable may be recorded corresponding to the guarantee liability, the Company referred to the guidance under ASC 460-10-30-2, which states that: “If a guarantee is issued in a standalone arm’s-length transaction with an unrelated party, the liability recognized at the inception of the guarantee shall be the premium received or receivable by the guarantor as a practical expedient.” Therefore, although a Safeguard Program receivable is recognized, it is not from the recognition of revenue and only relates to the portion of fees allocated to the Safeguard Program as the fee for such program.

In contrast, the amount receivable for service fees are accounted for under ASC 605. Under ASC 605, revenue is not recognized until the services are performed and the payment is no longer contingent on any future events. Accordingly, as revenue is not recognized, the related receivable for the service fees is also not recognized.

Although the timing for collection of the subsequent contributions and service fees are similar, given that the applicable guidance is different, the Company believes that a receivable from the investor for the Safeguard Program should be recorded corresponding to the guarantee liability recorded even though it is contingent.

Follow-up questions from the June 1, 2016 call:

•	We noted your response to Comment 17 and article 2.6.3 of the Lifestyle Loan Investor Service Agreement that your obligation to refund the losses on the lifestyle loan under the safeguard program is limited to the amount of the total service fees collected. You also indicated that you record the fair value of the guarantee liability which takes into consideration the cash you expect to collect from the investor. At the loan inception date, the total service fees collected could be less than the guarantee liability recorded because only a portion of the contribution is received upfront. If your legal liability is limited to only the restricted cash on hand at any point of time, please explain why you record the liability beyond the initial cash collected pertaining to the guarantee on Day 1?

RESPONSE: The Company determined that the Safeguard Program arrangement meets the definition of a “Direct Guarantee of Indebtedness” under ASC 460-10-20. At loan inception, ASC460-10-55-23(b) requires the guarantee liability to be measured and recorded at its fair value. Although the obligation to immediately make payouts from the Safeguard Program is limited to the restricted cash available in the account at that time, the Safeguard Program is still required to make payouts to investors with unpaid amounts upon receipt of the subsequent contributions from existing loans, even if that means there may be a delay. Accordingly, in considering the fair value of guarantee liability for each loan, the Company will take into consideration the restricted cash already received as well as subsequent contributions to be received from existing loans. The Safeguard Program is recognized at its net realizable value, any subsequent contributions not expected to be collectible are written off in the Statement of Comprehensive Income through the line item titled “net changes from Safeguard Program.”

Moreover, the total contributions (including subsequent receivable collectible from all existing loans) essentially set the cap of the Safeguard Program. The investors not only look at the current restricted cash available, but also consider the amount of contributions receivable when assessing the amount of funds available in the Safeguard Program for payouts. Therefore, the Company considers the guarantee obligation for each loan in full at inception and correspondingly a receivable is recognized for the portion of contributions not yet collected.

•	In Article 2.6.3 of the lifestyle loan investor service agreement, it states that ‘the obligation to repay the investors up to the total service fees it collected in connection with the quality assurance for credit risk assessment tool’. We also noted that in Article 7.1.2, refer to the total royalties that Party C collected for credit risk assessment tool. Please explain whether there is a difference between the service fees and total royalties.

RESPONSE: The Company confirms that “total service fees” being referred to in Article 2.6.3 of the Lifestyle Loan Investor Service Agreement and “total royalties” being referred to in Article 7.1.2 of the Lifestyle loan Investor Service Agreement have the same meaning. They both refer to amounts collected by Party C for using the credit risk assessment tool, which is the Safeguard Program contributions. The difference in wording arose only as a result of translation to the English language.

17.	We have reviewed your response to bullet point number 6 of our comment 15 and Article 7 of the Lifestyle Loan Investor Services Agreement. Please tell us where in the Agreement the first-loss payout basis when the restricted cash balance under the Safeguard program has reached $0 is described and where you would disclose to investors prior to funding a new loan that there is no cash in the Safeguard Program. In addition, provide an example of how the maximum repayment amount as described in Article 7.1.2 and 7.1.3 is calculated.

ORIGINAL RESPONSE: The Company respectfully advises the Staff that pursuant to the Lifestyle Loan Investor Service Agreement Article 7(1)(2), payouts to investors are limited to the Safeguard Program contributions collected, net of necessary operation costs and compensation. The maximum repayment amount set forth in the Lifestyle Loan Investor Service Agreement Article 7 (1)(2) is the total amount of principal outstanding when the loan has been in default for over 180 days subject to the limit described in the previous sentence. The Lifestyle Loan Investor Service Agreement Article 7(1)(3) sets forth that the maximum repayment amount from the Safeguard Program is limited to the contributions collected. Although the Lifestyle Loan Investor Service Agreement does not specify the “winding-up” procedures and mechanism when the restricted cash balance reaches $0, it states that the Safeguard Program is required to make payments to investors as long as there is still cash in the account, even if there is insufficient restricted cash to fully repay all its liabilities. Even when the Safeguard Program balance is reduced to $0, it remains an ongoing program as it is being replenished from fees on existing loans (being the subsequent contributions to the Safeguard Program from existing investors). Because of this, the Company believes a first-loss payout basis is the only appropriate method. This is different than a bankruptcy, where the entity is unable to fulfill its obligation to pay and all assets and liabilities are frozen and the business will be ceased immediately at one point in time. In such a case, a pro rata basis would be more appropriate. As the Safeguard Program is allowed to reach a restricted cash balance of $0 but continue to operate with new contributions coming in from existing loans, it is not practical to continue making payments on a first-loss basis to investors until the balance goes down to $0, and then change to pro-rata basis when the Safeguard Program is subsequently funded.

Follow-up questions from the June 1, 2016 call:

•	For the first loss what if multiple loans all default on the same exact date and all default loans that require safeguard payout all line in today’s date, how do you determine the first loss basis for that loans on the same date and you don’t have enough funds to pay out all those loans?

RESPONSE: The Company advises the Staff that the Company is able to capture the default time accurately in a chronological order. Not only can the Company keep track of the defaults by date, but it can also keep track of defaults by time. Based on the inception date and time as well as the payment schedule agreed for the defaulted loans. The Safeguard Program makes payouts in chronological order.

Notes to Consolidated Financial Statements

2. Summary of significant accounting policies, page F-7

(j) Loans receivable, net, page F-10

26.	We note your disclosure on page F-11 that you sell certain loans to third-party purchasers and retain servicing rights. We also note your response to comment 8 and that you believe you are adequately compensated for performing servicing of the loans originated on your platform and therefore there is no servicing asset or liability. Please tell us where in your financial statements you record the servicing asset or liability for the loans you sell and retain the servicing rights. In addition, explain in greater detail how you determined that the benefits you receive to service the loans originated on your platform were just adequate to compensate you for your servicing responsibilities and that a purchaser would neither pay nor receive payment to obtain the right to service. As part of this response please describe the valuation model used and inputs in your determination that the fair value was $0 including how you considered ancillary sources of future cash flows like late repayment fees. Refer to ASC 860-50-30-1 to 7.

ORIGINAL RESPONSE: The Company respectfully advises the Staff that the loans referred to on page F-11 are those where the Company’s subsidiary, Haidong, acted as the investor and the loan was subsequently transferred to other investors on the Company’s platform. These loans are not different from other lifestyle loans facilitated on the Company’s platform and account management fees are charged for the services provided by the Company. Accordingly, there is no separate servicing asset or liability recorded. For all loans, the Company charges an account management fee which is payable on a monthly basis to compensate the Company for the services it has provided on the loan during that period. The Company determined that an account management fee of 1% to 2% represents the fair value, and such amount is sufficient to cover the costs associated with the services the Company provides plus a reasonable margin. The Company uses a cost plus approach and evaluates its servicing rights using a discounted cash flow model. It took into account the cash outflows and inflows of fees and expenses and the timing of occurrence, and concluded that there is no servicing asset or liability as a result. At any point in time, if the Company were to outsource its account management services to a third party, based on the Company’s market research on other market players, the third party would not be expected to pay nor receive payment to obtain the right to service as future fees collectible should reflect the fair value of effort needed to continue to service the customers.

Follow-up questions from the June 1, 2016 call:

•	Please provide further details of the key assumption used and market participants which the Company looked to.

RESPONSE: The Company advises the Staff that the servicing fee is in average 1% of loan principal collected on a monthly basis over the term of the loan, but not charged upfront. The Company’s service provided is mainly to collect repayments from the borrowers and then wire funds to the investor’s designated account by sending instructions to the third party payment companies that process the wire transfer. No investment decision is involved. The main costs for providing such service are the third party payment company charge, staff compensation and routine administrative expenses, which are incurred on a monthly basis when the repayments occur. The Company estimated the monthly costs based on its target scale of existing loans in determining the service fee. The Company monitored its service fee and associated servicing costs in 2015 and confirms that the service fee currently charged adequately covers the costs and provides a reasonable profit margin. Other market players provide similar services to investors as well with a typical service charge equal to 10% of interest income charged on a monthly basis. As interest is on average 10% of the principal amount, the charge rate is therefore approximately 1% of the principal amount. Based on the above analysis, the Company believes its service fee is at a fair market rate, and there is no servicing asset or servicing liability as a result.

(n) Safeguard Program, page F-12

27.	We note your response to comment 20 that the fair value takes into consideration any expected losses at the time of inception. We also note your response to comment 15 that when a borrower defaults the repayment is only the funds in the Safeguard Program, which may include guarantee fees you received on loans that you no longer have an obligation due to repayment, however, you still elect to contribute these fees to the Safeguard Program. Please address the following:

•	Clarify whether the fair value of the liability is capped by the amount of cash expected to be received from the borrower and investor. For example, if the total expected losses at the time of inception exceeded the amount of cash contributed to the Safeguard Program would the fair value of the liability recorded still be the total expected losses at inception;

ORIGINAL RESPONSE: The Company respectfully advises the Staff that the fair value of the Safeguard Program is capped at the amount of cash expected to be received from the borrowers and investors. When determining the fair value of the liability recorded at loan inception, the Company estimates and records the total expected losses, but it also takes into account the cap if necessary. To date, the Company has not encountered a situation where the Safeguard Program contributions were expected to be less than the total expected losses at the time of inception. Therefore, as of December 31, 2015, there has been no instance where the Company had to adjust the total expected losses after taking into account the cap.

Follow-up questions from the June 1, 2016 call:

•	Please clarify how the cap is considered as there seem to be a contradiction in your responses to comment 27 in the May response and comment 14 in the March response.

RESPONSE: The Company respectfully advises the Staff that on the date of inception, in recording the Safeguard Payable at its fair value, the Company considered the total lifetime expected losses of the loan (and a reasonable profit margin). There will be cases where a particular loan’s total expected loss is estimated to be higher than the total restricted cash received and to be received. In that case, that borrower will be rejected and not recommended to the Company’s marketplace. The Company further clarifies that the “cap” refers to the total probable payout, which is set to be the total restricted cash received and to be received. It does not imply that the Company applied a “cap” so that the total recorded liability at loan inception is less than the total expected losses. The Company believes that a market participant would consider how the cap is legally structured and how it may impact any individual guarantee by considering current availability of funds, including any current receivables from current contractual arrangements in place.

In response to the Staff’s comment #14 in the Comment Letter dated February 18, 2016, the Company explained that “(i)n the event the fair value of the liability at loan inception is larger than the total of Safeguard Program contributions received and cash expected to be received, the amount is recorded as a reduction of revenue.” The Company advises the Staff that this statement was made from an accounting perspective. However, from a business perspective, the Company would not allow this situation to happen when facilitating loans as it would not agree to enter into an arrangement where the expected contributions to be received were less than the estimated fair value of the liability. Further, the Company also confirms that it has not experienced any situation where the estimated fair value liability is less than the total cash received and expected to be received.

•	Explain in greater detail how you determine the amount a third party would charge for the effort of maintaining a similar program.

ORIGINAL RESPONSE: The Company respectfully advises the Staff that the Company has benchmarked its charges to other similar service providers, including payment companies, banks, trustees and brokers. The key duties associated with maintaining the Safeguard Program are to segregate the Safeguard Program restricted cash balance, execute cash payments or transfers, and keep proper account records. No investment decisions are involved. Based on the Company’s market investigation and discussions with multiple banks and payment companies in its evaluation of whether it should outsource its role in the management of the Safeguard Program, it determined that the current market rate for account management fees range from 0.5% to 2% per transaction. The Company therefore believes that its current fee rate of approximately 1% represents a fair market price.

Follow-up questions from the June 1, 2016 call:

•	We also have a question on the profit margin assumption for the fair value you have as 1%, we are wondering why that is supportable, and how does the company support that.

RESPONSE: The profit margin for maintaining the Safeguard Program is 1% of the funds managed on a transaction basis. The Company believes the profit margin it charges adequately compensates the Company for its services, which mainly consist of giving instructions to third party payment companies to arrange fund transfers and maintaining a record of the cash inflows and outflows of the Safeguard Program. The Company also considered service charges of brokerage firms, asset management companies, and third-party payment companies, and concluded that their average charge rates are between 0.5% and 2%. Based on the above, the Company believes its profit margin for managing the Safeguard Program is a fair market value.

•	In order to retain and attract investors you might need to continue to offer the safeguard program as you noted in risk factors. This is further supported by your disclosure on page 121, the average safeguard program contribution to be at or above your expected lifetime loss rate. Therefore your expectation on day 1 is the investor will be made whole for all losses. And our question here is: We are also aware of other marketplace lenders that offer similar guarantees, however in some cases they may contribute to their own funds into restricted account in effort to be competitive in a marketplace. We are wondering if the Company’s business model and marketing to investors could be perceived to be providing any implicit guarantee for losses investors may incur or whatever those are, notwithstanding the cap.

RESPONSE: In response to the Staff’s comment #27, the Company provides the following supplementary response.

The Company’s business model and competitive edge is that it has the necessary capabilities and technology to segregate borrowers into score categories based on their personal information, risk profiles, personal traits, and other similar patterns and characteristics. These scores, similar to what FICO scores do, are able to predict default rates. Based on the scores and historical loss rates, the Company estimates the fair value of the standalone liability. It manages the Safeguard Program very closely, so that the fair value of the Safeguard Program payable is kept up-to-date to reflect the most current situation. The actual default rate versus the original predicted default rate will be analyzed, which then enables the Company to continuously fine-tune its scoring model, so that the predictability of scores improves with time and experience. In comparison to other marketplace players that have less sophisticated systems and technologies to evaluate standalone liability on an individual basis or those that market themselves by providing an implicit or explicit guarantee, the Company promotes and positions itself as a technology company that has advanced scoring capabilities and robust risk management skills to assist investors to evaluate and identify quality borrowers to achieve a reasonable investment return. Therefore, the Company confirms that it will not make any contributions and has not made any statements (verbal or written) to investors that would suggest they would contribute any fund if the Safeguard Program runs out of cash.

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Should you have any questions about the responses contained herein, please contact me at (650) 838-3753 (office) or (650) 391-3709 (cell) or by email at alan.seem@shearman.com.

Sincerely yours,

/s/ Alan Seem

Alan Seem

Enclosures

CC:	Dr. Zane Wang, Chairman and Chief Executive Officer, China Rapid Finance Limited
Kerry Shen, Chief Financial Officer, China Rapid Finance Limited